RED METAL RESOURCES LTD.

September 19, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re: Red Metal Resources Ltd.

Registration Statement on Form S-1

Filed August 15, 2013

File No. File No. 333-190647

Dear Mr. Reynolds:

This letter is in response to your letter dated August 26, 2013 to Red Metal Resources Ltd. (the "Company") regarding the Registration Statement on Form S-1 filed by the Company on August 15, 2013.  For your ease of reference, we have repeated the comments included in your letter immediately above each response.  In conjunction with this letter, the Company has filed Amendment No. 1 to the Registration Statement (the “Amendment”).

General

1.

We note that you are registering shares of your common stock to be issued to individuals who have agreed to accept shares in payment for indebtedness.  We also note your disclosure on page 12 that you "intend" to enter into agreements with the debt holders to pay off the debt with shares of common stock.  Please revise to reconcile such disclosure and clarify whether the individuals have already agreed to accept shares in payment for debt or whether they will make such determination at a later date.  Based upon the current disclosure, it appears that offers or sales of your securities may have occurred prior to the filing of the registration statement.  If such offers or sales have already occurred, please revise your offering to cover the resale of such shares, and provide us with an analysis detailing the exemption relied upon for the initial offers and sales to your debt holders and why that particular exemption is available to you.  Please note that if you intend to register the resale of your shares, the private placement of the common stock to the holders of your debt must have been completed before the filing of your registration statement.  Refer to Securities Act C&DI Questions 134.02 and 134.03.  We may have further comment.

The Registration Statement has been revised to cover the resale of the shares of common stock issued to the selling stockholders.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 19, 2013

The Company completed negotiations with the selling stockholders in July 2013 and the agreement between the Company and the selling stockholders was executed on August 12, 2013.  The Company relied on Section 4(a)(2) of the Securities Act of 1933 (the “Act”) and Regulation S promulgated under the Act to make the offers and sales.  Each of the selling stockholders represented that it was an accredited investor, as that term is defined in Rule 501 of Regulation D, that it had access to the documents filed by the Company with the Securities and Exchange Commission in compliance with section 13 of the Securities Exchange Act of 1934, and that it had carefully reviewed the same.  Each selling stockholder further acknowledged that the Company had made available to it the opportunity to ask questions of and receive answers from the Company’s officers and directors concerning the terms and conditions of the Agreement and the business and financial condition of the Company, and that the selling stockholder received to its satisfaction such information about the business and financial condition of the Company as it has requested.  The Company did not use any form of general solicitation or general advertising in making the offering.  There is a total of 10 selling stockholders.  None of the selling stockholders is a resident of or domiciled in the United States and each selling stockholder represented that it was not a U.S. Person, as that term is defined in Rule 902 of Regulation S and was not acquiring the securities for the account or benefit of any U.S. person.  Each selling stockholder agreed that it would offer, sell or otherwise transfer the common stock only (A) pursuant to a registration statement that has been declared effective under the Act, (B) pursuant to offers and sales that occur outside the United States within the meaning of Regulation S in a transaction meeting the requirements of Rule 904 (or other applicable Rule) under the Act, or (C) pursuant to another available exemption from the registration requirements of the Act, subject to the Company’s right prior to any offer, sale or transfer pursuant to clauses (B) or (C) to require the delivery of an opinion of counsel, certificates or other information reasonably satisfactory to the Company for the purpose of determining the availability of an exemption.  The Company’s principal office is located in Canada.  The Company undertook no “directed selling efforts”, as that term is defined in Rule 902 of Regulation S, of the securities being offered.

2.

Please provide the information required by Item 303(a)(1) and Instruction 4 to Item 504 or Regulation S-K, as applicable, with regard to the debt extinguished in the offering.

We have included this disclosure, as you requested. Please see pages 42 of the Amendment.

3.

Please file any agreements relating to retirement of your debt in exchange for shares of your stock as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K.

We have filed the Agreement to Accept Common Stock for Monies Owed, as you requested.

In responding to your comments, the Company acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

September 19, 2013

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter has adequately addressed your comments.  If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

RED METAL RESOURCES LTD.

By:/s/ Caitlin Jeffs

Caitlin Jeffs

Chief Executive Officer